
I ME
chicks
I ME
I ME

chicks™ with class

EMPOWER • EDUCATE • ENTERTAIN

PROBLEM: Low self-esteem, Lack of confidence , Low Self Worth



75%



75%

Girls (ages 7-11) who suffer from low self-esteem

Girls with low self-esteem who reported engaging in negative activities like cutting, bullying, smoking, drinking or disordered eating

15% increase in suicide deaths due to low self-esteem among kids since 2013

According to Center for Disease Control

7 in 10 girls believe they are not good enough or do not measure up in some way, including their looks, performance in school and relationships with friends and family members



SOLUTION

Our goal is to emphasize and increase positive body image, self worth and overall self-esteem through:



ENTERTAINMENT CENTERS



SOCIAL SKILLS & CHARACTER EDUCATION CURRICULUM



YOUTH CONFERENCES

ENTERTAINMENT

Hosting Etiquette Programs, Empowerment Workshops, Celebration Parties and After School Programs

EDUCATION

Curriculum developed is great for schools, churches and organizations

slf-esteem boosting

component in all curriculum

EMPOWERMENT

Celebrity involvement, Tweens and Teen Networking, Enriching Workshops

= INCREASING SELF-ESTEEM

SOCIAL IMPACT

Entertainment Centers	Curriclum Services	Youth Conferences
Quantity to Date	**Quantity to Date**	**Quantity to Date**
Current Locations: 1	In-store Sessions: 126	In-store Sessions: 45
	School Sessions: 17	School Sessions: 10
Total # of Kids Impacted: 2005	**Total # of Kids Impacted: 1540**	**Total # of Kids Impacted: 2535**








BIRTHDaY GiRL


chicks
with class


chicks
with class




be-you-tify you

UNIQUE VALUE PROPOSITION

We are the first Social Enterprise in Texas of it's kind to offer Entertainment Centers for Children's Celebration Parties, Children's Etiquette Programs and Children's Empowerment Workshops. We have also developed curriculum for social skills and character education. Our Youth Conferences offer a fun atmosphere for tween and teen networking, celebrity involvement as well as an educational environment for teaching social skills and character education training to increase confidence, self worth an self esteem.

OPPORTUNITY

Chicks with class™

Harnessing the Market for Positive Social Impact :Driving Market Returns for Investors While Providing Opportunities for Our Youth

Children today influence approximately **$500 BILLION** annually of their parents' spending.

50 million children (ages 10 or younger) in 2012

10-year growth

56 million children (ages 10 or younger) in 2022

$3 billion Child education and developmental center franchises

$10 billion Children's entertainment and events industry

$22 billion enrichment services
(one school district = contract size of $50 million)

Number of School District Contract Acquisitions:



Dallas: 17
Austin: 9
Houston: 19
San Antonio: 16

Houston Independent School District contract size =
$5,000 (min)
$322,000 (max)
annually

Certified WBENC Women's Business Enterprise

ECONOMIC ANALYSIS

Industry Analysis

Revenue Projections


$1,000,000
$400,000
$200,000
$150,000
$0
$295,000
$405,000
$805,000
$3,100,000
2019
2020
2021
2023

Company Milestones:

- Opened first entertainment center May 2017
- Hired 1 full time and 9 part time employees
- Successfully executed Licensing Program and Trained 3 Licencees to date
- Positively Impacted over 4,000 Youth through Programs
- Secured approved vendor status with:
  - Houston Independent School District
  - Humble Independent School District
  - Galena Park Independent School District
  - Alief Independent School District
  - Sheldon Independent School District

Revenue YTD 175,000


DONUTS
Providing a Fun, Empowering and Upbeat Atmosphere
Celebrating Style & Education







INVESTMENT!

$200,000 =

Item	Amount
Mobile Entertainment Center	$50,000
Working Capital	$70,000
Franchise Development	$30,000
App Development	$7,700
Re-development of Website	$7,300
Marketing	$35,000

Social Growth =

2X more Birthday Parties
805 more children impacted

2X Etiquette Sessions
480 more children impacted

3X Empowerment Workshops
1,305 more children impacted

GOAL = 2,590 kids impacted in 2019



These additions will increase revenue allowing us to open 2nd location!